Exhibit 21.1

Subsidiaries List

Entity Name	Jurisdiction of Incorporation

HotApps International Pte Ltd.	Republic of Singapore

HotApps Call Pte Ltd.	Republic of Singapore

HotApps Information Technology Co Ltd	People’s Republic of China

HotApp International Limited	Hong Kong